Exhibit 12.1
GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	February 25,	February 26,
	2006	2005
	(Dollars in thousands)
Earnings:
Income before income taxes	$318,376	$306,386
Add:
Interest on indebtedness	30,793	19,213
Equity income, net of distributions	582	3,461
Minority losses	1,673	3,799
Portion of rents representative of the interest factor	1,151	1,259
Amortization of capitalized interest	780	686

Earnings available for fixed charges	$353,355	$334,804

Fixed charges:
Interest on indebtedness	30,793	19,213
Portion of rents representative of the interest factor	1,151	1,259
Capitalized interest	176	1,195

Total fixed charges	$32,120	$21,667

Ratio of earnings to fixed charges	11.00	15.45